UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40688

DRAGANFLY INC.

(Translation of registrant’s name into English)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXPLANATORY NOTE

This Report of Foreign Issuer on Form 6-K is being filed to furnish two material change reports the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +):

●	Material Change Report of the Registrant dated March 2, 2026; and
●	Material Change Report of the Registrant dated September 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: September 16, 2026	By:	/s/ Paul Sun
	Name:	Paul Sun

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Material Change Report of the Registrant dated March 2, 2026.
99.2	Material Change Report of the Registrant dated September 14, 2026.